                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended    January 28, 2002
                              -------------------------------------------------


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _____________ to ______________


                          Commission file number      1-6948
                                                -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Dominion Industries, Inc. Compass Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SPX Corporation
                        13515 Ballantyne Corporate Place
                         Charlotte, North Carolina 28277

                        United Dominion Industries, Inc.
                                  Compass Plan

                                Financial Report

                                January 28, 2002

United Dominion Industries, Inc. Compass Plan

                                                                  Contents
Report Letter                                                          1


Statement of Net Assets Available for Benefits                         2


Statement of Changes in Net Assets Available for Benefits              3


Notes to Financial Statements                                         4-8

                          Independent Auditor's Report

To the Administrative Committee of
   United Dominion Industries, Inc. Compass Plan

We have audited the accompanying statement of net assets available for benefits of United Dominion Industries, Inc. Compass Plan as of January 28, 2002 and December 31, 2001 and the related statement of changes in net assets available for benefits for the 28 days ended January 28, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 28, 2002 and December 31, 2001 and the changes in net assets available for benefits for the 28 days ended January 28, 2002 and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                      /s/ Plante & Moran, LLP

Southfield, Michigan
July 22, 2002

United Dominion Industires, Inc. Compass Plan

                                  Statement of Net Assets Available for Benefits

                                                             January 28,   December 31,
                                                                2002           2001
                                                             -----------   ------------
Assets
  Participant-directed investments - At fair value:
      Mutual funds                                           $       --    $107,380,365
      Common trust fund                                              --      15,764,952
      Interest in SPX Pooled Stock Master Trust                      --       8,017,430
      Cash                                                           --         222,348
  Participant-directed investments, at contract value -
      Interest in UDI Stable Capital Master Trust                    --      52,711,690
  Participant loans                                                  --       5,579,050
                                                             -----------   ------------

         Total investments                                           --     189,675,835

  Receivables:
    Employee contributions                                           --         150,504
    Employer contributions                                           --         107,198
                                                             -----------   ------------

         Total receivables                                           --         257,702
                                                             -----------   ------------

Net Assets Available for Benefits                            $       --    $189,933,537
                                                             ===========   ============

See Notes to Financial Statements.     2

United Dominion Industries, Inc. Compass Plan

                       Statement of Changes in Net Assets Available for Benefits

                                                                Period Ended     Year Ended
                                                                 January 28,    December 31,
                                                                    2002            2001
                                                               --------------   ------------
Additions to Net Assets
  Investment income (loss):
     Interest and dividends                                    $       71,517   $  1,655,082
     Investment income from interest in master trusts
        (Note 3)                                                      356,558      8,533,078
     Net depreciation in fair value of investments:
        Mutual funds                                               (1,355,407)   (23,318,850)
        Common trust fund                                            (173,616)    (2,810,158)
                                                               --------------   ------------

            Total investment loss                                  (1,100,948)   (15,940,848)
                                                               --------------   ------------
  Contributions:
     Employee                                                               -     12,309,224
     Employer                                                               -      4,753,122
     Rollovers                                                              -        593,401
                                                               --------------   ------------

            Total contributions                                             -     17,655,747
                                                               --------------   ------------

            Total additions - Net                                  (1,100,948)     1,714,899
                                                               --------------   ------------

Deductions from Net Assets
  Distributions to participants                                    12,411,656     44,258,483
  Net assets transferred to other plans (Note 1)                  176,420,933     19,591,747
                                                               --------------   ------------
            Total deductions                                      188,832,589     63,850,230
                                                               --------------   ------------

Net Decrease                                                     (189,933,537)   (62,135,331)

Net Assets Available for Benefits - Beginning of period           189,933,537    252,068,868
                                                               --------------   ------------

Net Assets Available for Benefits - End of period              $            -   $189,933,537
                                                               ==============   ============

See Notes to Financial Statements.     3

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                          January 28, 2002 and December 31, 2001

Note 1 - Plan Description

         The following brief description of the United Dominion Industries, Inc. Compass Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

         General - On May 24, 2001, United Dominion Industries, Limited, the ultimate parent of United Dominion Industries, Inc., was acquired by SPX Corporation (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is offered on a voluntary basis to eligible salaried and nonunion hourly employees of United Dominion Industries, Inc., a division of SPX Corporation, except for those employees already covered by another Company-sponsored defined contribution plan. An eligible employee may become an active participant in the Plan immediately following his or her full employment with United Dominion Industries, Inc. Effective January 28, 2002, the Plan was merged with the SPX Corporation Retirement Savings and Stock Ownership Plan and therefore no new participants were allowed into this Plan on or after January 1, 2002.

         Contributions - Contributions to the Plan by employees are limited to 15 percent of an employee's annual before-tax compensation up to the maximum allowed under the Internal Revenue Code. Participants in the Plan are at all times 100 percent vested in their Plan account balances and earnings related to their contributions. The Company's contributions are determined annually by the Company's Board of Directors. Prior to May 24, 2001, Company matches were performance-based and at the discretion of the Company. Effective July 1, 2001, the Company match, for substantially all employee groups covered, is the lesser of the participant's pre-tax contribution or 4 percent of the participant's compensation. Effective January 1, 2002, no contributions of any type were allowed to be made to the Plan.

         Participant Accounts - Each participant's account is credited with the participant's contribution and the participant's share of the Company's contribution. Allocation of the Plan earnings to participant accounts is based on the participant's proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                          January 28, 2002 and December 31, 2001

Note 1 - Plan Description (Continued)

         Vesting - Prior to May 24, 2001, vesting for participants in the employer contributions and earnings occurred at 25 percent per year. Effective May 24, 2001, all participants are 100 percent vested in all contributions.

         Payment of Benefits - Participants in the Plan are able to receive their contributions and/or their pre-tax contribution account balances in a lump sum or installment payments in the event of death, disability, termination of employment, or retirement. In addition, participants are also able to obtain their contributions and/or their pre-tax account balances if, subject to Company approval, they are able to demonstrate financial hardship, as defined by the Plan.

         Loans - Prior to January 1, 2002, a participant in the Plan could borrow from the Plan an amount not to exceed (1) 50 percent of the vested balance in the participant's account if the account balance is less than $100,000 or (2) $50,000 if the account balance is equal to or greater than $100,000. A participant must have a minimum balance of $2,000 to be eligible for a loan. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1 percent. Principal and interest are paid ratably through regular payroll deductions. The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 20 years.

         Administration - The Plan is administered by the Company's Administrative Committee, which is appointed by the Board of Directors of the Company. The Company pays all administrative expenses associated with sponsorship of the Plan.

         The Trustee and investment managers/companies have some discretion as to the options offered for investment and reinvestment of the assets of the Trust within the guidelines mutually agreed upon between them and the Company for that portion of the Trust's assets for which each has responsibility. The terms and conditions of appointment, authority, and retention of the investment managers/companies are the sole responsibility of the Company. All withdrawal payments are made by the Trustee.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                          January 28, 2002 and December 31, 2001


Note 2 - Summary of Significant Accounting Policies

         The accompanying financial statements have been prepared on the accrual basis.

         Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Mutual funds and common trust funds are valued at the net asset values quoted by the funds' sponsors at Plan year end. The fair value of the Plan's interest in the Master Trusts is based on the beginning of the period value of the Plan's interest in the trusts plus actual contributions and allocated income less actual distributions (see Note 3). Guaranteed investment contracts included in the UDI Stable Capital Master Trust are valued at contract value (which represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits), because the contracts are fully benefit responsive. The interest rates range from
         5.65 percent to 8.10 percent at January 28, 2002 and December 31, 2001.

         Additions, Deductions, and Changes in Net Assets - Income and expenses are recorded as earned and incurred. Dividend and interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

         Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code, and the related Trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained a determination letter on June 12, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                          January 28, 2002 and December 31, 2001


Note 3 - Investments

         The Company has a trust agreement with the American Express Trust Company (the "Trustee") in which all assets of the Plan are maintained within the Trust in investment accounts for the sole benefit of the Plan, except the investments in the master trusts. The assets of the UDI Stable Capital Master Trust and the SPX Pooled Stock Master Trust are each in master trusts that were established for the investment of assets of the Company-sponsored employee benefit plans. Each participating savings plan has an undivided interest in the Master Trusts. The assets of the Master Trusts are held by the Trustee. As part of the Plan's merger with the SPX Retirement Savings and Stock Ownership Plan, the Master Trusts were dissolved. At December 31, 2001, the Plan's interest in the net assets of the UDI Stable Capital Master Trust was 97 percent. At December 31, 2001, the Plan's interest in the net assets of the SPX Pooled Company Stock Master Trust was 92 percent. Investment income and administrative expenses related to the Master Trusts are allocated to the individual plans based upon average monthly balances invested by each plan.

         The following tables present the fair values of investments and investment income of the Master Trusts as of January 28, 2002 and for the 28 days ended January 28, 2002 and as of and for the year ended December 31, 2001:

                                                                  2002           2001
                                                               -----------    -----------
         UDI Stable Capital Master Trust:
            Investments at fair value:
              Common trust funds                               $         -    $11,476,704
              Cash                                                       -        894,171
            Investments at contract value - Guaranteed
              interest contracts                                         -     42,033,635
                                                               -----------    -----------

                   Total                                       $         -    $54,404,510
                                                               ===========    ===========

            Investment income:
              Interest and dividends                           $   152,564    $ 1,851,118
              Net appreciation in fair value of common
                 trust funds                                        35,463      1,800,171
                                                               -----------    -----------

                   Total investment income                     $   188,027    $ 3,651,289
                                                               ===========    ===========

United Dominion Industries, Inc. Compass Plan

                                                   Notes to Financial Statements
                                          January 28, 2002 and December 31, 2001


Note 3 - Investments (Continued)

                                                      2002           2001
                                                   ----------    ------------
     SPX Pooled Company Stock Master Trust:
        Investments at fair value:
          SPX Corporation common stock             $        -    $  8,578,291
          Cash                                              -         137,166
                                                   ----------    ------------

               Total                               $        -    $  8,715,457
                                                   ==========    ============

        Investment income:
          Interest and dividends                   $      129    $     39,839
          Net appreciation in fair value of
             common stock                             171,981       5,402,841
                                                   ----------    ------------

               Total investment income             $  172,110    $  5,442,680
                                                   ==========    ============

     Investments, other than the Plan's interest in the Master Trusts, that represent 5 percent or more of the Plan's net assets are separately identified as follows:

                                                      2002           2001
                                                   ----------    ------------

     AXP New Dimensions Fund                       $        -    $ 39,879,766
     AIM Constellation Fund                                 -      19,368,540
     AETC - Collective Equity Index I Fund                  -      15,764,952
     American Century Income and Growth Fund                -      17,660,276
     Dreyfus Founders Balanced Fund                         -      14,935,021


Note 4 - Related Party Transactions

     Certain Plan investments are shares of a fund managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan. These transactions qualify as party-in-interest.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          UNITED DOMINION INDUSTRIES, INC.
                                          COMPASS PLAN

                                          By:  United Dominion Industries, Inc.
                                               Management Pension Committee


Date: July 26, 2002                            By: /s/ Patrick J. O'Leary
     -----------------------                      ------------------------------
                                                       Patrick J. O'Leary

                                               Vice President Finance, Treasurer
                                               and Chief Financial Officer of
                                               SPX Corporation

                                  Exhibit Index

Exhibit No.    Description
-----------    -----------

23.1           Consent of Plante & Moran, LLP